As filed with the Securities and Exchange Commission on February 6, 2015

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

In the Matter of Princeton Private Equity Fund Princeton Fund Advisors, LLC File No. 812-14367

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT, AND UNDER SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

AMENDMENT NO. 1

Please direct all communications regarding this Application to:

Michael Wible, Esq.

Thompson Hine LLP

41 S.  High Street, Suite 1700

Columbus, OH 43065

With copies to:

John L.  Sabre

Princeton Fund Advisors, LLC

8000 Norman Center Drive, Suite 630

Minneapolis, MN 55437

This Application (including Exhibits) consists of 20 pages.
The Exhibit Index is on page 14.

TABLE OF CONTENTS

I. THE PROPOSAL	1
II. STATEMENT OF FACTS	3
A. The Applicants	3
B. Fund Structure and Characteristics	3
C. Proposed Class Structure and Characteristics	3
III. EXEMPTIONS REQUESTED	6
A. The Multiple Class System	6
B. Asset-Based Service and/or Distribution Fees	6
IV. COMMISSION AUTHORITY	6
V. DISCUSSION	6
A. Background	6
B. Multiple Classes of Shares – Exemptions from Sections 18(c) and under the 1940 Act	7
C. Asset-Based Service and/or Distribution Fees	10
VI. APPLICANTS’ CONDITION	11
VII. CORPORATE ACTION	12
VIII. NAMES AND ADDRESSES	12
IX. PROCEDURAL MATTERS, CONCLUSION and signatures	12

- i -

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

In the Matter of Princeton Private Equity Fund Princeton Fund Advisors, LLC File No. 812-14367

APPLICATION FOR AN ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT, AND UNDER SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

AMENDMENT NO. 1

I.

THE PROPOSAL

Princeton Private Equity Fund (the “Fund”), and Princeton Fund Advisors, LLC (the “Adviser” together the “Applicants”) hereby seek an order of the Securities and Exchange Commission (the “Commission”) (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Fund to offer investors multiple classes of shares of beneficial interest (“Shares”)1 with varying sales loads and asset-based service and/or distribution fees as described more fully in this Application.  The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser acts as investment adviser, and which provides periodic liquidity with respect to its Shares through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”).2  The Fund and any other investment company relying on this relief will do so in a manner consistent with the terms and conditions of this Application.  Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Fund is a Delaware statutory trust that is registered under the 1940 Act as a closed-end management investment company.  The Fund is classified as a non-diversified investment company under the 1940 Act.  The Fund’s investment objective is to seek long-term capital appreciation.  The Fund will invest predominantly in private equity pooled investment vehicles (“Portfolio Funds”), focusing in particular on investments in leveraged buyouts, growth capital, special situations, and other private placement opportunities.   The Fund also may co-invest in opportunities in operating companies presented by one or more Portfolio Funds.

The Shares will be offered on a continuous basis at net asset value per share plus a servicing fee and any applicable sales loads, as described in the Fund’s confidential private placement memorandum (the “Confidential Memorandum”).  The Fund currently issues a single class of Shares (the “Initial Class”)3.  The Shares will be sold

1 As used in this Application, “Shares” includes any other equivalent designation of a proportionate ownership interest of the Fund (or any other registered closed-end management investment company relying on the requested order).

2 The term “investment adviser” is used as defined in Section 2(a)(20) of the 1940 Act, respectively.

3 Before relying on the relief requested in this Application, the Fund will convert the servicing fee currently charged to holders of the Initial Class Shares to an asset based service and/or distribution fee pursuant to Rule 12b-1 under the Act that will be governed by the Fund’s Distribution and Service Plan (as defined below).

only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).  The Fund reserves the right to conduct a public offering of the Shares to accredited investors under the Securities Act in the future.

The Shares are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium.  Because shareholders do not have the right to require the Fund to redeem Shares, the Fund may from time to time offer to repurchase Shares pursuant to written tenders by shareholders in accordance with Rule 13e-4 under the 1934 Act (“Repurchases”), in order to provide a limited degree of liquidity to shareholders.  Repurchases of the Fund’s Shares will be made at such times, in such amounts and on such terms as may be determined by the Fund’s board of Trustees (the “Board,” and each member thereof, a “Trustee”) in its sole discretion.  In determining whether the Fund should offer to Repurchase Shares, the Board will consider a variety of operational, business and economic factors.  The Adviser expects to ordinarily recommend that the Board authorize the Fund to offer to Repurchase Shares from shareholders quarterly, commencing with the first fiscal quarter after two full years of fund operations, with March 31, June 30, September 30, and December 31 valuation dates.

As with open-end management investment companies that issue multiple classes of shares pursuant to Rule 18f-3 under the 1940 Act, the different classes of Shares of the Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based service and/or distribution fees).  Thus, the net income attributable to, and any dividends payable on, each class of Shares will differ from the other classes from time to time.  As a result, the net asset value per Share of the classes may differ over time.

Under the proposal, each class of Shares would be offered at net asset value.  A new Share class (the “New Class”) would be offered at net asset value and may (but would not necessarily) be subject to a front-end sales load and an annual asset-based service and/or distribution fee.  Initial Class Shares would be offered at net asset value with the front-end sales load and asset-based  service and/or distribution fee that would be disclosed in the Fund’s Confidential Memorandum, as supplemented or amended from time to time.  Each class of Shares (each a “Class”) would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (“NASD Conduct Rule 2830”)1 as if it applied to the Fund.  The structure of the proposed classes of Shares is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics”.

If this application for an order is granted, the above classes of Shares may or may not be offered.  Additional classes of Shares may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees for closed-end funds substantially similar to the relief sought by Applicants.  See, e.g., Partners Group Private Equity (Master Fund), et al., Investment Company Act Rel. Nos. 31046 (May 13, 2014)(Notice) and 31075(June 10, 2014)(Order); Steben Select Multi-Strategy Fund, et.al., Investment Company Act Rel. Nos. 31029 (April 25, 2014)(Notice) and 31052 (May 21, 2014)(Order); CPG Carlyle Private Equity Fund, LLC, et al., Investment Company Act Rel. Nos. 30512 (May 9, 2013)(Notice) and 30547 (June 14, 2013)(Order);Blackstone Alternative Alpha Fund, et al., Inv. Co. Act. Rel. Nos. 30280 (November 26, 2012) (Notice) and 30317 (December 26, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (September 19, 2011) (Notice) and 29837 (October 17, 2011) (Order); Highland Capital Management, L.P., et al., Inv. Co. Act. Rel. Nos. 28888 (August 27, 2009) (Notice) and 28908 (September 22, 2009) (Order); Allianz RCM Global Ecotrends Fund, et al., Inv. Co. Act. Rel. Nos. 27936 (August 23, 2007) (Notice) and 27971 (September 18, 2007) (Order); Man-Glenwood Lexington, LLC, et al., Inv. Co. Act. Rel. Nos. 27263 (March 16, 2006) (Notice) and 27285 (April 11, 2006) (Order); Van Kampen Investment Advisory Corp., et al., Inv. Co. Act Rel. Nos. 25924 (February 3, 2003) (Notice) and 25951 (March 3, 2003) (Order); Scudder Weisel Capital Entrepreneurs Fund and Scudder Weisel Capital LLC, Inv. Co. Act Rel. Nos. 24805 (December 27, 2000) (Notice) and 24833 (January 19,

1 Any references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority (“FINRA”).

2001) (Order); and Eaton Vance Management, et al., Inv. Co. Act Rel. Nos. 24648 (September 19, 2000) (Notice) and 24689 (October 16, 2000) (Order) (closed-end funds within a master-feeder structure).

II.

STATEMENT OF FACTS

A.

The Applicants

The Fund is a Delaware statutory trust that is registered under the 1940 Act as a closed-end management investment company.  The Fund is classified as a non-diversified investment company under the 1940 Act.  The Fund was organized under the laws of the State of Delaware on September 18, 2014.

The Adviser is a limited liability company organized under the laws of the State of Delaware and registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser serves as the investment adviser to the Fund.

Northern Lights Fund Distributors, LLC, a broker-dealer registered under the 1934 Act, will act as the placement agent for the Fund (the “Distributor”).  Northern Lights Fund Distributors, LLC is not an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Adviser or of the Fund.

B.

Fund Structure and Characteristics

As noted above, Shares will be offered on a continuous basis pursuant to a registration statement under the 1940 Act at their net asset value per Share plus a servicing fee and applicable sales loads and may be purchased on the first business day of any month, or at such other times as the Board may determine, after the initial closing, which shall occur once the Fund has received investments of at least $25 million.  The Shares will be sold only to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

The Fund, as a closed-end investment company, does not continuously redeem Shares as does an open-end management investment company.  Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as Nasdaq.  Furthermore, it is not expected that any secondary market will ever develop for the Shares.  Thus, in order to provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Shares at their then current net asset value pursuant to Rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders.  Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion.  The Fund currently offers a single class of Shares that is subject to a maximum sales load of up to 3.50% and to a servicing fee charged at an annual rate of 0.25%.

C.

Proposed Class Structure and Characteristics

The Fund proposes to engage in a continuous offering of Shares in the manner described below.  The Fund proposes to offer multiple classes of Shares, such as the Initial Class Shares and New Class Shares, described below, or any other classes.  Additional classes may permit an investor to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Shares.  In the future, the Fund’s Board could adopt this or another sales charge structure.

If the relief requested in this application is granted, Initial Class Shares would be (1) offered at net asset value (after the initial closing); (2) subject to a maximum sales load of up to 3.50%; (3) subject to minimum initial investment requirements of $50,000, and minimum subsequent investment requirements of $10,000; (4) subject to an annual asset-based service and/or distribution fee pursuant to Rule 12b-1 under the 1940 Act which would be converted from the servicing fee; and (5) subject to an Early Withdrawal Fee,1 in each case as set forth in the Fund’s Confidential Memorandum, as amended or supplemented from time to time.

If the relief requested in this Application is granted, New Class Shares are expected to be:  (1) offered at net asset value and are not expected to (but may) be subject to a front-end sales load; (2) subject to a minimum initial investment requirement of $50,000, and minimum subsequent investment requirements of $10,000; (3) would not be subject to an annual asset-based service and/or distribution fee pursuant to Rule 12b-1 under the 1940 Act; and (4)  subject to an Early Withdrawal Fee, in each case as set forth in the Fund’s Confidential Memorandum, as amended or supplemented from time to time.  These charges would differ in some respect from those applicable to the Initial Class Shares; however, the Early Withdrawal Fee will apply equally to all Classes of Shares of the Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder.

Actual fees approved and adopted may vary, but a class of Shares could not have annual asset-based service and/or distribution fees in excess of the limits established by NASD Conduct Rule 2830.

The Fund has adopted a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Service Plan”).  The Fund’s Board has adopted the Fund’s  Distribution and Service Plan for the Initial Class in a manner consistent with Rule 12b-1.  The Distribution and Service Plan was approved by a majority of the Trustees, including a majority of the Trustees who are not “interested persons” of the Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1.  Pursuant to its Distribution and Service Plan, the Fund will pay the Distributor an ongoing distribution and/or service fee (the “Distribution and Service Fee”) at an annualized rate of up to 0.60% of the average net assets attributable to the Initial Class.  This Distribution and Service Fee consists of compensation at a rate of up to 0.60% for the sale and marketing of the Shares and up to 0.25% for personal services provided to shareholders and/or the maintenance of shareholder accounts (e.g., personal services including, among others, responding to shareholder inquiries and providing information on their investments in the Fund) with the aggregate not to exceed 0.60%.  Applicants represent that these asset-based Distribution and Service fees comply with the provisions of NASD Conduct Rule 2830.  Applicants represent that the Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Service Fees with respect to any Class would be paid pursuant to a Distribution and Service Plan adopted by the Fund with respect to the applicable Class.  Under the existing and any future Distribution and Service Plans, the Fund, either directly or through the Distributor, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Shares and for personal services provided to shareholders and/or the maintenance of shareholder accounts.  Applicants represent that these asset-based distribution and service fees will comply with the provisions of NASD Conduct Rule 2830.  The Fund does not intend to offer any exchange privilege or conversion feature, but any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Fund were an open-end investment company.

Although the Fund does not intend to do so, the Fund may waive the Early Withdrawal Fee for certain shareholders or transactions as established from time to time.  With respect to any waiver of, scheduled variation in, or elimination of the Early Withdrawal Fee, the Fund will comply with Rule 22d-1 under the 1940 Act as if the Early Withdrawal Fee were a CDSC and as if the Fund were an open-end investment company and the Fund’s

1 Shares are subject to an early withdrawal fee at a rate of 2.00% of the aggregate net asset value of a shareholder’s Shares repurchased by the Fund (the “Early Withdrawal Fee”) with respect to any repurchase of Shares from a shareholder at any time prior to the day immediately preceding the one-year anniversary of the shareholder’s purchase of the Shares.  The Early Withdrawal Fee charged by the Fund is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Early Withdrawal Fee is payable to the Fund to compensate long-term shareholders for the expenses related to shorter-term investors, in light of the Fund’s generally longer-term investment horizons and investment operations.  Although the Fund does not currently intend to impose CDSCs, it would only do so pursuant to Rule 6c-10 under the 1940 Act.

waiver of, scheduled variation in, or elimination of, the Early Withdrawal Fee will apply uniformly to all shareholders of the Fund regardless of class.

All expenses incurred by the Fund will be allocated among its various classes of Shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to distribution and/or service fees, each class of Shares of the Fund may, by action of the Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)

administrative and/or accounting or similar fees (each as described in the Fund’s Confidential Memorandum, as amended or supplemented from time to time);

(2)

legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, Confidential Memoranda, and proxies;

(3)

Blue Sky fees incurred by a specific class;

(4)

Commission registration fees incurred by a specific class;

(5)

expenses of administrative personnel and services required to support the shareholders of a specific class;

(6)

Trustees’ fees incurred as a result of issues relating to a specific class;

(7)

Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)

incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

(9)

account expenses relating solely to a specific class;

(10)

expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

(11)

any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Fund not allocated to specific classes as described above will be charged to the Fund and allocated to each class of the Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Fund’s Board may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class Shares and New Class Shares, including without limitation, in the following respects:  (1) the amount of fees permitted by a Distribution and Service Plan as to such Class; (2) voting rights with respect to a Distribution and Service Plan as to such Class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Share resulting from differences in fees under a Distribution and Service Plan or in class expenses; (6) any sales load structure; and (7) any conversion features, as permitted under the 1940 Act.  The Fund will comply with the provisions of Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company.  The Fund’s Repurchases will be made to all of its classes of Shares at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Share resulting from differences in fees under a Distribution and Service Plan and/or service plan or in class expenses.

Because of the different distribution fees, shareholder services fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Shares may differ from each other from time to time.  As a result, the net asset value per Share of the classes may differ over time.  Expenses of the Fund, allocated to a particular class of the Fund’s Shares will be borne on a pro rata basis by each outstanding Share of that class.

III.

EXEMPTIONS REQUESTED

A.

The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed:  (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.

Asset-Based Service and/or Distribution Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Fund to pay asset-based service and/or distribution fees.

IV.

COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company, or a company controlled by such registered company, participates.  In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.

DISCUSSION

A.

Background

In its 1992 study entitled Protecting Investors:  A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.1  For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

1 Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms.  Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors.  Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity.  In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.1

One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-end Tender Offer Funds”).

Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic tender offers under simplified procedures.2  Rule 23c-3 was adopted in April 1993.3  Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.4

Developments since the initial closed-end interval funds make further innovation appropriate.  Many funds either cannot or choose not to rely on Rule 23c-3.  Therefore, there exist a large number of Closed-End Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds.  Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based service and/or distribution fees substantially similar to that for which Applicants seek relief.  See, e.g., Partners Group Private Equity (Master Fund), et al., Investment Company Act Rel. Nos. 31046 (May 13, 2014)(Notice) and 31075(June 10, 2014)(Order); Steben Select Multi-Strategy Fund, et.al., Investment Company Act Rel. Nos. 31029 (April 25, 2014)(Notice) and 31052 (May 21, 2014)(Order); CPG Carlyle Private Equity Fund, LLC, et al., Investment Company Act Rel. Nos. 30512 (May 9, 2013)(Notice) and 30547 (June 14, 2013)(Order);Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov.  26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Investment Company Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order).

B.

Multiple Classes of Shares – Exemptions from Sections 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Shares of the Fund may be deemed:  (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of stock that is a senior security.  In particular, Section 18(c) of the 1940 Act provides in relevant part that:

1 Id.  at 424.

2 Investment Company Act Rel. No. 18869 (Jul. 28, 1992) (the “Rule 23c-3 Proposing Release”).

3 Investment Company Act Rel. No. 19399 (Apr. 7, 1993) (the “Rule 23c-3 Adopting Release”).  The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity.  The Commission neither adopted nor withdrew proposed Rule 22e-3.

4 Protecting Investors, Supra, note 6, at 439-40; 23c-3 Proposing Release at 27.

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . . . stock may be issued in one or more series:  provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .

Section 18(i) of the 1940 Act provides in relevant part that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Shares of a class having “priority over [another] class as to. . . payment of . . . dividends” and having unequal voting rights, because under the Multiple Class System (1) shareholders of different classes may pay different distribution fees, different shareholder services fees, and any other expenses (as described above in Section II.C) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.  Applicants state that the creation of multiple classes of shares of the Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Shares without having to create new funds or a master-feeder structure.  Applicants believe that current and future shareholders will benefit if new classes of Shares with different pricing structures are created providing investors with enhanced investment options.  Under the Multiple Class System, an investor will be able to choose the method of purchasing Shares that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Shares, and other relevant factors.  The proposed system would permit the Fund to facilitate the distribution of Shares and provide investors with a broader choice of shareholder options.

By contrast, if the Adviser were not permitted to utilize a Multiple Class System, it would be  required to sponsor the organization of new, separate funds rather than new classes of Shares.  The creation of the new, separate funds or a master-feeder structure that would involve increased costs and administrative burdens borne by shareholders, as compared to the creation of additional Share classes of the Fund.

Under the Multiple Class System, holders of each class of Shares may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Shares than they would be if the classes were separate funds or portfolios.  As the Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied.  After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.1

1 See Investment Company Act Rel. No. 20915 (Feb. 23, 1995).  As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of Shares with varying arrangements for the distribution of securities and the provision of services to shareholders.  In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of Shares must have separate 12b-1 plan provisions.  Moreover, any action on the 12b-1 plan (i.e., Trustee or shareholder approval) must take place separately for each class.  The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures.  The Multiple Class System does not relate to borrowings and will not adversely affect the Fund’s assets.  In addition, the proposed system will not increase the speculative character of the Fund’s Shares.  Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end investment companies.  The Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and disclosure.  In fact, the Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Shares, except for differences related to Repurchases.

In particular, the Fund proposes to offer Shares continuously at net asset value.  It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements.  Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities.  However, those technical differences do not appear relevant here.  While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.1  Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares.  Therefore, Applicants propose to base the conditions under which the Fund would issue multiple classes of Shares on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of shareholders.  The Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its Confidential Memorandum and of the differences among the various classes and the different expenses of each class of Shares offered.  Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830.  Applicants also represent that the Fund will disclose in its Confidential Memorandum the fees, expenses and other characteristics of each class of Shares offered for sale by the Confidential Memorandum, as is required for open-end, multiple class funds under Form N-1A.  As if it were an open-end management investment company, the Fund will disclose fund expenses borne by shareholders during the reporting period in shareholder reports2 and describe in its Confidential Memorandum any arrangements

1 See, e.g., Partners Group Private Equity (Master Fund), et al., Investment Company Act Rel. Nos. 31046 (May 13, 2014)(Notice) and 31075(June 10, 2014)(Order); Steben Select Multi-Strategy Fund, et.al., Investment Company Act Rel. Nos. 31029 (April 25, 2014)(Notice) and 31052 (May 21, 2014)(Order); CPG Carlyle Private Equity Fund, LLC, et al., Investment Company Act Rel. Nos. 30512 (May 9, 2013)(Notice) and 30547 (June 14, 2013)(Order);Blackstone Alternative Alpha Fund, et al., Investment Company Act Rel. Nos. 30280 (Nov.  26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Investment Company Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Investment Company Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi- Manager Real Estate Income Fund LLC, et al., Investment Company Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); and ASGI Agility Income Fund, et al., Investment Company Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order).

2 Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel.  No.  26372 (Feb.  27, 2004) (adopting release).

that result in breakpoints in or elimination of sales loads.1 The Fund will include any such disclosures in its shareholder reports and Confidential Memorandum to the extent required as if the Fund were an open-end fund.  The Fund will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding Confidential Memorandum disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.2  Upon adoption of any such proposed rules or required disclosures, the Fund will contractually require that the Distributor of the Fund’s Shares comply with such requirements in connection with the distribution of Shares of the Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for funds of funds, including registered funds of hedge funds.3  Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to Partners Group Private Equity (Master Fund), Steben Select Multi-Strategy Fund, Blackstone Alternative Alpha Fund, Permal Hedge Strategies Fund, BlackRock Preferred Partners LLC, Versus Capital Multi-Manager Real Estate Income Fund LLC and ASGI Agility Income Fund.  In those cases, the Commission permitted closed-end funds that offered and sold their Shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their Shares, to implement multiple-class structures.  Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Fund.

C.

Asset-Based Service and/or Distribution Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Fund to impose asset-based service and/or distribution fees (in a manner similar to Rule 12b-1 fees for an open-end investment company).  Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed end investment companies.  Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based service and/or distribution fee.4

Section 17(d) of the 1940 Act prohibits an affiliated person of or a principal underwriter for a registered investment company, or an affiliated person of such a person or principal underwriter, acting as principal, from participating in or effecting any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of Commission regulations.  Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.  Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant

1 Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (Jun. 7, 2004) (adopting release).

2 Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Rel. No. 26341 (Jan.  29, 2004) (proposing release).

3 Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release).  See also Rules 12d1-1, et seq. of the 1940 Act.

4 Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based service and/or distribution fees discussed herein, but request this order to eliminate any uncertainty.

on a different or less advantageous basis than other participants.  Under Rule 17d-1, it is unlawful for an affiliated person of or a principal underwriter for a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval.  The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each Class as if the Fund were an open-end investment company.  Therefore, the Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based service and/or distribution fees under Rule 12b-1.  Applicants note that, at the same time the Commission adopted Rule 12b-1,1 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1.  In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act.  The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.2

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Fund’s financing the distribution of its Shares should be resolved by the Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.  Accordingly, Applicants undertake to comply, and undertake that the Fund’s asset-based service and/or distribution fees (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions.  Although the Fund does not anticipate imposing CDSCs, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies.  The Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs.  Applicants further state that, in the event it imposes CDSCs, the Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all shareholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act.  Finally, to the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Withdrawal Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Fund’s waiver of, scheduled variation in, or elimination of, the Early Withdrawal Fee will apply uniformly to all shareholders of the Fund.

VI.

APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment

1 See Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Rel.  No. 11414 (October 28, 1980).

2 Id.  Fed. Sec. L. Rep. (CCH) at 83,733.

companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.

CORPORATE ACTION

The Fund’s Agreement and Declaration of Trust empowers the Board of the Fund to establish different classes of shares and to take any other action necessary to accomplish the establishment and creation of such classes of shares.  The Board has adopted resolutions, attached as Exhibit A-1, authorizing the Fund’s officers to file the Application with the Commission.

VIII.

NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the 1940  Act, Applicants state that their addresses are as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed to the person listed on the cover.

IX.

PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.  Based on the facts, analysis and condition in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 17(d), 18(c) and 18(i) of the 1940 Act and Rule 17d-1 thereunder granting the relief requested by this Application.  Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

[The remainder of this page intentionally left blank.]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed this 30th day of January, 2015.

PRINCETON PRIVATE EQUITY FUND By: /s/ John L. Sabre Name: John L. Sabre Title: President and Trustee
PRINCETON FUND ADVISORS, LLC By: /s/ John L. Sabre Name: John L. Sabre Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit A-1

Princeton Private Equity Fund

RESOLUTIONS ADOPTED BY THE BOARD OF TRUSTEES

RESOLVED, that the Board of Trustees of the Princeton Private Equity Fund, including those trustees who are not “interested persons” of the Fund as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), hereby authorizes and directs the officers of the Fund, with the assistance of legal counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for an order under Section 6(c) of the 1940 Act granting an exemption from Sections 18(c) and 18(i) of the 1940 Act, and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (the “Application”), and any and all amendments thereto; and

FURTHER RESOLVED, that each appropriate officer of the Fund, acting alone, hereby is authorized, empowered and directed, acting with such advice of counsel as such officer shall deem necessary, to take such actions, and to prepare, execute and file, in the name of and on behalf of the Fund, any and all documents, agreements, certificates, or instruments which such officer deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolution; and

FURTHER RESOLVED, that any and all actions previously taken in connection with the preparation and filing with the Commission of the Application, and any and all amendments thereto be, and they hereby are, ratified.

A-1

Exhibit A-2

Princeton Fund Advisors, LLC

RESOLUTIONS ADOPTED BY THE MANAGERS

RESOLVED, that the Managers of the Company hereby authorize and direct the officers of the Company, with the assistance of legal counsel, to prepare and file with the Securities and Exchange Commission (the “Commission”) an application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) granting an exemption from Sections 18(c) and 18(i) of the 1940 Act, and under Section 17(d) of the 1940 Act and Rule 17d-1 thereunder (the “Application”), and any and all amendments thereto; and

FURTHER RESOLVED, that each officer of the Company, acting alone, hereby is authorized, empowered and directed, acting with such advice of counsel as such officer shall deem necessary, to take such actions, and to prepare, execute and file, in the name of and on behalf of the Company, any and all documents, agreements, certificates, or instruments which such officer deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolution; and

FURTHER RESOLVED, that any and all actions previously taken in connection with the preparation and filing with the Commission of the Application, and any and all amendments thereto be, and they hereby are, ratified.

A-2

EXHIBIT B-1

VERIFICATION

Princeton Private Equity Fund

The undersigned states that he has duly executed the attached Application dated January 30, 2015 for and on behalf of Princeton Private Equity Fund (the “Fund”); that he is the Principal Executive Officer of the Fund; and that all action by shareholders, members, directors, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John L. Sabre Name: John L. Sabre Title: President and Trustee Date: January 30, 2015

B-1

EXHIBIT B-2

VERIFICATION

Princeton Fund Advisors, LLC

The undersigned states that he has duly executed the attached Application dated January 30, 2015 for and on behalf of Princeton Fund Advisors, LLC (“PFA”); that he is the Chief Executive Officer of PFA; and that all action by members necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ John L. Sabre Name: John L. Sabre Title: Chief Executive Officer Date: January 30, 2015

B-2